Exhibit 99.1

Swvl Expands HSBC Working Capital Facility by 110% to an aggregate of $1.4 million and Deepens Relationship Through HSBC Global Payment Solutions

HSBC increases Swvl’s working capital facility limit by 110%, more than doubling available capacity

Swvl adopts HSBC’s global payment solutions in Egypt to execute high-volume, time-critical payment runs

Expansion follows Egypt’s 20% revenue growth in FY 2025, achieving 126% net dollar retention, and accelerating revenue growth to 45% year-over-year in Q1 2026

DUBAI, United Arab Emirates, September 8, 2026 (GLOBE NEWSWIRE) -- Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-enabled mass mobility solutions for enterprises and governments, today announced that HSBC Bank (“HSBC”) has increased the limit on the Company’s working capital facility by 110% to $1.4 million, more than doubling the capacity available to Swvl under the facility originally established in November 2024. In parallel, Swvl has expanded the relationship into HSBC’s global payment solutions, which the Company is deploying in Egypt to manage high-volume, time-critical payment flows.

Egypt, where the facility is anchored and where Swvl is deploying HSBC’s payment solutions, has been a consistent contributor to that performance. Swvl’s revenue in Egypt grew by 20% in fiscal year 2025 to $16.2 million, with net dollar retention of 126%. That momentum accelerated into fiscal year 2026: in the first quarter of 2026, the revenue in Egypt increased by 45% year-over-year to $4.64 million and gross profit increased by 37% to $0.75 million, with net dollar retention of 121%, reflecting expansion within Swvl’s existing corporate client base net of churn.

Swvl intends to use the expanded facility to fund the working capital cycle associated with new and renewing enterprise contracts, supporting contract mobilization across its markets in Egypt, the Gulf Cooperation Council (“GCC”), the United Kingdom and the United States. The Company believes that access to a larger committed working capital line allows it to convert its contracted pipeline into revenue at a faster pace.

Expanding the Relationship into Global Payments

Beyond financing, Swvl is now leveraging real time payments solution on HSBC’s platform to manage high-volume and time-sensitive payments across its network of operators, suppliers and business partners. Throughout the integration, Swvl believes it is strengthening its payments infrastructure by accelerating  settlement cycles, improving payment straight-through processing rates, reducing operational complexity, strengthening treasury control and enhancing reconciliation across the Company’s payment runs.

Swvl operates a payments-intensive model, with recurring, schedule-driven disbursements to its operator network that must settle reliably to keep enterprise transportation contracts running. The Company believes that consolidating these flows onto HSBC’s platform improves operational resilience, reduces manual processing, and provides greater real-time visibility over cash across its entities.

The Company expects to extend HSBC’s payment and cash management capabilities to additional markets as its multi-entity treasury structure continues to consolidate.

“HSBC has moved from being a lender to being an integral part in how we operate. Working capital and payments infrastructure are what allow us to mobilize large enterprise contracts quickly and reliably, and having a global institution of HSBC’s standing behind that is a meaningful advantage as we scale across the GCC, the United Kingdom and the United States.” said Mostafa Kandil, Chief Executive Officer of Swvl.

“The expansion of this facility follows a year in which we grew total revenue by 41%, returned to profitability and rebuilt the balance sheet,” added Ahmed Misbah, Chief Financial Officer of Swvl. “In our view, banks underwrite trajectory, and a 110% increase in our limit tells us how our credit profile is being read. Just as importantly, moving our high-volume payment runs in Egypt onto HSBC’s global payment solutions gives us faster settlement, tighter control and better visibility over cash, which is exactly the kind of financial infrastructure a business at our stage of growth needs.”

The announcement follows a series of recent commercial milestones for Swvl, including multi-year enterprise contract wins across Saudi Arabia, Kuwait and the United Arab Emirates, and the Company’s entry into the United Kingdom and the United States. Swvl believes that the combination of an expanded working capital facility and institutional-grade payments infrastructure positions the Company to support its growth plans while maintaining disciplined financial management.

About Swvl

Swvl Holdings Corp (Nasdaq: SWVL) is a leading provider of technology-driven mass mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the United Arab Emirates, Kuwait, Qatar, the United Kingdom and the United States. For more information, visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses its relationship with HSBC; its belief that the increase in the facility limit reflects HSBC’s confidence in the Company’s financial trajectory and the quality of its enterprise revenue base; its intended use of the expanded facility to fund the working capital cycle associated with new and renewing enterprise contracts and to support contract mobilization across its markets; its belief that access to a larger committed working capital line allows it to convert its contracted pipeline into revenue at a faster pace without diluting shareholders; the expected benefits of HSBC’s global payment solutions, including shorter settlement cycles, improved straight-through processing, and strengthened treasury control, reconciliation and visibility over cash; its belief that consolidating payment flows onto HSBC’s platform improves operational resilience and reduces manual processing; its expectation that it will extend HSBC’s payment and cash management capabilities to additional markets; and its belief that the combination of an expanded working capital facility and institutional-grade payments infrastructure positions the Company to support its growth plans while maintaining disciplined financial management.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication.

Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: ir@swvl.com

Ahmed Misbah, Chief Financial Officer of Swvl: ahmed.misbah@swvl.com